UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41804

Davis Commodities Limited

10 Bukit Batok Crescent, #10-01, The Spire

Singapore 658079

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Publicly Tradable Shares

On September 21, 2023, Davis Commodities Limited (the “Company”) closed its initial public offering (the “IPO”) of 1,087,500 ordinary shares, par value $0.000000430108 per share (the “Ordinary Shares”). The Company completed the IPO pursuant to its registration statement on Form F-1 (File No. 333-270427) (the “Registration Statement”), which was initially filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 9, 2023, as amended, and declared effective by the SEC on September 18, 2023. The Registration Statement also registered 2,000,000 Ordinary Shares for resale by certain selling shareholders in a resale prospectus. As of October 18, 2023, the number of publicly tradable shares of the Company are 3,087,500 Ordinary Shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davis Commodities Limited

Date: October 18, 2023	By:	/s/ Li Peng Leck
	Name:	Li Peng Leck
	Title:	Executive Chairwoman and Executive Director (Principal Executive Officer)

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